# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LEE ENTERPRISES, Inc, CIK 0000058361
CUSIP: 523768406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4600 E. 53RD STREET, DAVENPORT, Iowa (IA), 52807
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002011620

## Reporting persons
- Quint Digital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; sole voting power 3,244,800; shared voting power 0; sole dispositive power 3,244,800; shared dispositive power 0; aggregate amount beneficially owned 3,244,800 (14.6% of the class)
- Bahl Raghav Nath: type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bahl Vidur: type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kapur Ritu: type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: LEE ENTERPRISES, Inc
Address of issuer's principal executive offices: 4600 E. 53RD STREET, DAVENPORT, IOWA, 52807.

## Item 2. Person Filing
Name of person filing: Quint Digital Limited
Address of principal business office or, if none, residence: 403 Prabhat Kiran 17, Rajendra Place, Delhi, India, 110008
Citizenship: India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,244,800
Percent of class: 14.59%
Sole power to vote or to direct the vote: 3,244,800
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,244,800
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The undersigned (the "group") hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Lee Enterprises Incorporated dated as of April 23, 2026 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Quint Digital Limited (Corporation) Raghav Bahl (Individual)- identified as Raghav Nath Bahl for the purposes of this statement Ritu Kapur (Individual) Vidur Bahl (Individual)The information presented in Item 4 depicts the total aggregate holdings of the group as a whole.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Quint Digital Ltd: Raghav Bahl, Director, on behalf of Quint Digital Limited (04/23/2026)
- Bahl Raghav Nath: Raghav Nath Bahl, Raghav Nath Bahl (04/23/2026)
- Bahl Vidur: Vidur Bahl, Vidur Bahl (04/23/2026)
- Kapur Ritu: Ritu Kapur, Ritu Kapur (04/23/2026)